SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                              (Amendment No. 4)


                              MID-AMERICA BANCORP

                               (Name of Issuer)


                                 COMMON STOCK

                        (Title of Class of Securities)


                                  595915 10 0

                                (CUSIP Number)

                                      13G


                            CUSIP NO. - 595915 10 0

(1)   Name of reporting person. . . . . .       Liberty National
                                                Bank and
                                                Trust Company of
                                                Kentucky

      S.S. or I.R.S. No. of
      above person. . . . . . . . . . . .       61-0985455

(2)   Check the appropriate box
      if a member of a group . . . . . . .

                                               (a)_________________

                                               (b)_________________


(3)   SEC use only. . . . . . . . . . . .

(4)   Citizenship or place of
      organization. . . . . . . . . . . .       National Bank,
                                                United States

Number of shares beneficially
owned by each reporting person
with:
      (5)   Sole voting power . . . . . .       294,718
      (6)   Shared voting power . . . . .       173,693
      (7)   Sole dispositive power. . . .       337,993
      (8)   Shared dispositive power. . .        29,486

(9)   Aggregate amount beneficially
      owned by each reporting person. . .       468,411

(10)  Check if the aggregate amount
      in Row (9) excludes certain shares . . .  ____________

(11)  Percent of class represented by
      amount in Row (9). . . . . . . . .        5.5%

(12)  Type of reporting person. . . . . .       BK

Item 1(a).        Name of Issuer.

                  Mid-America Bancorp

Item 1(b).        Address of Issuer's Principal
                  Executive Offices.

                  500 West Broadway
                  Louisville, Kentucky 40202

Item 2(a).        Name of Person Filing.

                  Liberty National Bank and Trust
                  Company of Kentucky ("Liberty")

Item 2(b).        Address of Principal Business Office.

                  416 West Jefferson Street
                  Louisville, Kentucky 40202

Item 2(c).        Citizenship.

                  Liberty is a national banking association organized under the laws of the United States.

Item 2(d).        Title of Class of Securities.

                  Common Stock

Item 2(e).        CUSIP Number.

                  595915 10 0

Item 3.           Filing Status.

                  Liberty is a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and files this statement pursuant to Rule 13d-1(b).

Item 4.           Ownership.

                  (a)   Amount Beneficially Owned:

                        468,411 shares

                  (b)   Percent of Class:

                        5.5%

                  (c)   Number of shares as to which person has:

                        (i)   Sole power to vote or to direct the
                              vote

                              294,718 shares

                        (ii)  Shared power to vote or to direct the
                              vote

                              173,693 shares

                        (iii) Sole power to dispose or direct the
                              disposition of

                              337,993 shares

                        (iv)  Shared power to dispose or to direct
                              the disposition of

                               29,486 shares

Item 5.           Ownership of Five Percent or
                  Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Persons other than Liberty have the right or power to receive dividends or sales proceeds with respect to the Common Stock. However, no person has such right or power with respect to more than five percent of the Common Stock.

Item 7.           Identification and Classification of the
                  Subsidiary which Acquired the Security Being
                  Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8. Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification

      By signing below, I, Ronald M. Holt, certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.


                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


Date:  February 11, 1994                   /s/ Ronald M. Holt
                                           Ronald M. Holt
                                           Executive Vice President
                                           Liberty National Bank
                                           and Trust Company of
                                           Kentucky